UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICHAEL BAKER CORPORATION

(Name of Subject Company)

CDL ACQUISITION CO. INC.

a direct wholly owned subsidiary of

INTEGRATED MISSION SOLUTIONS, LLC

(Names of Filing Persons—Offeror)

Common Capital Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057149106

(Cusip Number of Class of Securities)

Thomas J. Campbell

c/o D.C. Capital Partners, L.L.C.

11 Canal Center Plaza, Suite 350

Alexandria, VA 22314

(202) 737-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kevin J. Lavin

J. Matthew Owens

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$396,925,555.50	$54,140.65
*	Estimated for purposes of calculating the filing fee only. This amount is calculated based on the offer to purchase at a purchase price of $40.50 cash per share all shares of common capital stock of the subject company, which represents (1) 9,684,631 shares of common capital stock of the subject company, other than those shares held by Michael Baker Corporation, Integrated Mission Solutions, LLC and CDL Acquisition Co. Inc. and their wholly owned subsidiaries, and (2) 116,000 shares of common capital stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of September 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by CDL Acquisition Co. Inc., a Pennsylvania corporation (“Purchaser”), which is the successor by merger to Project Steel Merger Sub. Inc., a Delaware corporation, and a direct wholly owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), to purchase all of the outstanding Shares (as defined in Item 2 below) of Michael Baker Corporation, a Pennsylvania corporation, (“Baker”), at a price of $40.50 per Share in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated July 29, 2013, among IMS, Purchaser and Baker and Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among IMS, Purchaser and Baker, attached as Exhibits (d)(1) and (d)(2), respectively, to this Schedule TO, are incorporated by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Michael Baker Corporation, a Pennsylvania corporation. Baker’s principal executive offices are located at Airside Business Park, 100 Airside Drive, Moon Township, PA 15108. Baker’s telephone number at such address is (412) 269-6300.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding shares of common capital stock, par value $1.00 per share (the “Shares”), of Baker. Baker has advised us that, as of the close of business on September 5, 2013, (i) 9,684,631 Shares were issued and outstanding (including 48,858 unvested restricted Shares) (ii) 116,000 Shares are issuable upon exercise of Baker stock options and (iii) no Shares are issuable, with respect to any person, upon exercise of securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire or any options, calls or commitments relating to, or any securities, including any instrument the value of which is determined in whole or in part by reference to the market price or value of, securities of such first person.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by IMS and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Purchaser and IMS” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in Sections 1, 2, 3, 4, 5, 6, 7, 10, 12 and 14—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Considerations,” “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Source and Amount of Funds,” “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” and “Conditions of the Offer” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v), (vii) The information set forth in Sections 5, 7, 11 and 12—“Certain U.S. Federal Income Tax Considerations,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Background of the Offer” and “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11 and 12—“Certain Information Concerning Purchaser and IMS,” “Background of the Offer” and “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listings; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” and “Dividends and Distributions” of the Offer to Purchase is incorporated by reference.

(c)(2) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and Sections 10, 12 and 14—“Source and Amount of Funds,” “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” and “Conditions of the Offer” is incorporated by reference.

Item 8. Interests in Securities of the Subject Company.

(a), (b) The information set forth in Sections 9, 11 and 12—“Certain Information Concerning Purchaser and IMS,” “Background of the Offer” and “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Sections 9 and 12—“Certain Information Concerning Purchaser and IMS” and “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

(a)(2), (a)(3) The information set forth in Sections 1, 2, 12, 14 and 15—“Terms of the Offer”; “Acceptance for Payment and Payment”; “Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 9, 2013

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013

(a)(1)(G)	Press Release issued July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013)

(a)(1)(H)	Press Release issued August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(a)(1)(I)	Press Release issued September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013)

(a)(1)(J)	Form of Letter to Baker 401(k) Plan Participants

(a)(1)(K)	Form of Confidential Instructions with Respect to the Offer to Purchase

(b)(1)

Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on August 2, 2013)

(b)(2)

Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit 5 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on August 2, 2013)

(d)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and CDL Acquisition Co. Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(d)(3)	Facilitation Agreement, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, Project Steel Merger Sub, Inc. and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013)

(d)(4)	Confidentiality Agreement, dated as of January 31, 2013, between Michael Baker Corporation and Gladiator Holdco LLC (now Integrated Mission Solutions, LLC) (incorporated by reference to Exhibit 99.5 to Amendment No. 2 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013)

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013

INTEGRATED MISSION SOLUTIONS, LLC

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

CDL ACQUISITION CO. INC.

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 9, 2013

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013

(a)(1)(G)	Press Release issued July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013)

(a)(1)(H)	Press Release issued August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(a)(1)(I)	Press Release issued September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013)

(a)(1)(J)	Form of Letter to Baker 401(k) Plan Participants

(a)(1)(K)	Form of Confidential Instructions with Respect to the Offer to Purchase

(b)(1)

Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on August 2, 2013)

(b)(2)

Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit 5 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on August 2, 2013)

(d)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(d)(3)	Facilitation Agreement, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013)

(d)(4)	Confidentiality Agreement, dated as of January 31, 2013, between Michael Baker Corporation and Gladiator Holdco LLC (now Integrated Mission Solutions, LLC) (incorporated by reference to Exhibit 99.5 to Amendment No. 2 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013)